January 2009

Pricing Sheet dated January 23, 2009 relating to
Preliminary Terms No. 7 dated December 23, 2008 to
Registration Statement No. 333-156423 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Two RevConsSM Each Based on a Different Common Stock Due July 28, 2009
Reverse Convertible Securities
This pricing sheet offers two separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – JANUARY 23, 2009
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price. See “Specific Terms for Each RevCons – Trigger price” below.
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “Specific Terms for Each RevCons – Exchange ratio” below.
Coupon:	Payable monthly at the specified interest rate beginning February 28, 2009.
Pricing date:	January 23, 2009
Original issue date:	January 28, 2009
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Coca-Cola Enterprises Inc. (“CCE”)	The Walt Disney Company (“DIS”)
Maturity date:	July 28, 2009	July 28, 2009
Interest rate:	21% per annum	17% per annum
Trigger level:	70%	70%
Determination date:	July 23, 2009	July 23, 2009
CUSIP:	617482DS0	617482DT8
Initial share price:	$11.58	$20.61
Trigger price:	$8.106	$14.427
Exchange ratio:	86.35579	48.52014
Aggregate principal amount:	$2,084,000	$2,386,000
	Per CCE RevCons	Total	Per DIS RevCons	Total
Price to public	$1,000	$2,084,000	$1,000	$2,386,000
Agent’s commissions(1)	$15	$31,260	$15	$35,790
Proceeds to company	$985	$2,052,740	$985	$2,350,210
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 7 dated December 23, 2008
Prospectus Supplement for RevCons dated December 23, 2008
Prospectus dated December 23, 2008

THE REVCONS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE REVCONS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.